Robert E. Smith Corporate Secretary Vice President and Deputy General Counsel	[NISOURCE LOGO] 801 E. 86th Avenue Merrillville, IN 46410 (219) 647.6244 Fax: (219) 647.6247 robertsmith@nisource.com

April 17, 2015

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NiSource Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed February 18, 2015 File No. 1-16189

Dear Mr. Thompson:

We have reviewed the staff comment on our above-referenced filing contained in your letter dated April 14, 2015 to Stephen P. Smith and are submitting our response. For convenience of reference, the comment is set forth below in boldface type, followed by our response.

Note 18. Other Commitment and Contingencies

Guarantees of Subsidiaries Debt, page 110

Please tell us your consideration of the guidance in Rule 3-10(c) of Regulation S-X related to your guarantee of the debt of Columbia Gas of Massachusetts.

The debt in question consists of two series of medium-term notes, both of which were issued by Columbia Gas of Massachusetts (“CMA”) under its former name, Bay State Gas Company, before we bought Bay State in 1999. The notes were issued under Bay State’s 1991 shelf registration statement. To the best of our knowledge, for at least as long as CMA has been our subsidiary, one series of notes has been held of record by a single institutional investor, and the other has been held of record by three institutional investors.

Mr. William H. Thompson

April 17, 2015

In 2011, Moody’s Investors Service advised us that they would downgrade the rating on CMA’s medium-term notes unless either NiSource guaranteed the notes or CMA became a voluntary filer. We opted for the NiSource guarantee and added it to the terms of the notes by means of a second supplemental indenture to CMA’s 1991 indenture. We determined that the transaction did not involve the offer or sale of a security for purposes of the Securities Act, since no consideration was given for the guarantee.

Rule 3-10(a) of Regulation S-X sets forth a “general rule” that “Every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X.” At the time NiSource guaranteed the CMA notes in 2011, we determined that those notes did not then constitute “registered securities.” Consequently, the general rule in Rule 3-10(a) did not apply to CMA as issuer of the notes or to NiSource as guarantor of the notes, so there was no need to comply with the requirements of the exception in Rule 3-10(c).

The CMA notes constituted “registered securities” at the time they were issued, because the issuance was pursuant to an effective registration statement and Exchange Act Section 15(d) imposed a duty on Bay State to file periodic reports under Section 13 (although that duty was automatically suspended because Bay State’s common stock was registered under Section 12). However, in connection with our purchase of the company, Bay State filed a Form 15 in 1999 certifying termination of registration under Section 12g-4(a)(1)(i) and suspension of duty to file reports under Rule 15d-6. Although the Form 15 listed only the common stock as the “title of each class of securities covered by this Form,” it certified that the “title of all other classes of securities for which a duty to file reports under section 13(a) and 15(d) remains” was “none.”

Bay State’s duty to file Exchange Act reports by reason of the registration of the notes was automatically suspended, pursuant to Section 15(d), “…as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class, other than any class of asset-backed securities, to which the registration statement relates are held of record by less than 300 persons….” The CMA notes have been held of record by substantially fewer than 300 persons since at least 1999. The Division of Corporation Finance has stated “Under Rule 15d-6, if an issuer has fewer than 300 security holders of record at the beginning of the fiscal year, a Form 15 should be filed to notify the Commission of such suspension, but the suspension is granted by statute and is not contingent on filing the Form 15.” (See Compliance and Disclosure Interpretations, Exchange Act Rules, Question 171.01.) So even if Bay State’s Form 15 failed to mention the notes by name, the duty to report had been suspended. Once Bay State/CMA no longer had a Section 15(d) duty to file reports with respect to the notes, the notes ceased to be “registered securities.” Accordingly, when NiSource guaranteed the notes in 2011, the guarantee was not “of a registered security” and Rule 3-10(a) did not apply to NiSource as guarantor of the notes or to CMA as issuer of the notes.

Mr. William H. Thompson

April 17, 2015

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to me at (219) 647-6244.

Very truly yours,

/s/ Robert E. Smith

Robert E. Smith

Corporate Secretary, Vice President
and Deputy General Counsel

cc:	Tony Watson, Division of Corporation Finance
Donna Di Silvio, Division of Corporation Finance
Stephen P. Smith, NiSource, Inc.
Joseph W. Mulpas, NiSource, Inc.